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                                                                    Exhibit 99.1



                             SATYAM INFOWAY LIMITED
                     Regd.Office: Mayfair Centre, S.P. Road
                            Secunderabad -- 500 003.

                             NOTICE TO SHAREHOLDERS

NOTICE IS HEREBY GIVEN THAT AN EXTRAORDINARY GENERAL MEETING OF SATYAM INFOWAY LIMITED WILL BE HELD ON THURSDAY, FEBRUARY 28, 2002 AT 11:00 AM AT THE CORPORATE OFFICE OF THE COMPANY AT 2ND FLOOR, TIDEL PARK, 4, CANAL BANK ROAD, TARAMANI, CHENNAI -- 600 113, TAMILNADU STATE, INDIA.

SPECIAL BUSINESS:

ITEM NO.1 SALE OF SOFTWARE SERVICES DIVISION

To consider and if thought fit, to pass with or without modification(s), the following resolution as an Ordinary Resolution:

"RESOLVED that pursuant to the provisions of Section 293(1)(a) of the Companies Act, 1956 and other applicable provisions, if any, and subject to such approvals and consents as may be necessary under other applicable laws, the consent of the Company be and is hereby accorded to the Board of Directors of the Company to sell the business of software services division as a going concern to Satyam Computer Services Limited, Secunderabad for a transaction value of Rs. 332.5 million (rupee equivalent of $6.9 million converted at Rs 48.18) payable in cash."


"RESOLVED FURTHER that the Board of Directors be and is hereby authorized to do all such acts, deeds, matters and things as it may in its absolute discretion deem fit and proper to give effect to the transfer of business of the software services division as may be considered by it in the best interest of the Company and its shareholders."

ITEM NO. 2 SHIFTING OF REGISTERED OFFICE

To consider and if thought fit, to pass with or without modification(s), the following resolution as a Special Resolution:

"RESOLVED that, subject to confirmation of the Company Law Board, the registered office of the Company be shifted from the State of Andhra Pradesh to the State of Tamilnadu and that the existing clause II in the Memorandum of Association of the Company be substituted as follows:

II. The Registered Office of the Company will be situated in the State of Tamilnadu."

ITEM NO. 3 AMENDMENT TO ARTICLES OF ASSOCIATION.

To consider and if thought fit, to pass with or without modification(s), the following resolution as a Special Resolution:

"RESOLVED that pursuant to Section 31 of the Companies Act, 1956 (including any statutory modification or reenactment thereof for the time being in force), the existing Article 7 of the Articles of Association be deleted and in its place the following Article be substituted:

The Company shall keep a "Register of Transfers" and therein shall be fairly and distinctly entered, the particulars of every transfer or transmission of any share, whether or not held in material form.

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Shares in the Company shall be transferred by an instrument of transfer in writing in such form as prescribed under Section 108 of the Companies Act, 1956, or under rules made there under from time to time.

Nothing contained in the foregoing Article shall apply to transfer of security effected by the transferor and the transferee both of whom are entered as beneficial owners in the records of a Depository.

There shall be no restriction on the transfer of the shares/stock by a shareholder/stockholder, or between the shareholders/stockholders or any of them, except as specifically provided for under the terms by way of any agreement between the shareholders/stockholders to which the Company is also a party; such agreement providing for restriction may also include tag along rights and other similar terms and conditions which a shareholder/stockholder has agreed with another shareholder/stockholder to be bound by."

RESOLVED FURTHER that a copy of the amended Articles be filed with the Registrar of Companies to give effect to the above amendments.



BY ORDER OF THE BOARD
FOR SATYAM INFOWAY LIMITED



R. RAMACHANDERAN
COMPANY SECRETARY

Place: Chennai
Date:  January 7, 2002



NOTES:


A member entitled to attend and vote at the meeting is entitled to appoint a Proxy and such proxy need not be a member of the Company. In order to be effective, proxies must be received by the Company not less than 48 hours before the commencement of the meeting.

An Explanatory Statement pursuant to Section 173(2) of the Indian Companies Act, 1956, is annexed hereto.